FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec
H3B 2M9

2.	Date of Material Change

July 20th, 2005.

3.	News Release

The press release of Canadian National Railway Company was issued at Montreal, Quebec on July 20th, 2005. A copy of the press release is annexed hereto as Schedule A.

4.	Summary of Material Change

On July 20th, 2005, Canadian National Railway Company announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 16 million, or approximately 6 per cent, of the approximately 274.7 million outstanding common shares of the Company not held by its insiders on July 8, 2005. There was an aggregate total of approximately 275.4 million common shares issued and outstanding on July 8, 2005.

5.	Full Description of Material Change

On July 20th, 2005, Canadian National Railway Company (“CN”) announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 16 million, or approximately 6 per cent, of the approximately 274.7 million outstanding common shares of the Company not held by its insiders on July 8, 2005.

The price CN will pay for any common shares will be the market price at the time of the purchase, plus brokerage fees.

The share buy-back program – starting July 25, 2005 and ending no later than July 24, 2006 – will be conducted through the facilities of the Toronto Stock Exchange and New York Stock Exchange and will conform to the exchanges' regulations.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

SEAN FINN
Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec
H3B 2M9
Tel.: (514) 399-7091

9.	Date of Report

July 26, 2005.

(s) Sean Finn

Sean Finn Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

2

Schedule A

North America's Railroad	News FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR/NYSE: CNI

www.cn.ca

CN announces new share repurchase program, declares third-quarter 2005 dividend

MONTREAL, July 20, 2005 – CN announced today that its Board of Directors has authorized a normal course issuer bid to purchase for cancellation up to 16 million, or approximately six per cent, of the common shares outstanding of the Company not held by its insiders on July 8, 2005. Approximately 275.4 million CN common shares were issued and outstanding on that date.

The price CN will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees.

This new share buy-back follows the recent completion of the Company's 14-million common share repurchase program announced in October 2004, under which CN paid an average price per share of C$72.94.

The new repurchase program – starting July 25, 2005, and ending no later than July 24, 2006 – will be conducted through the facilities of the Toronto and New York stock exchanges and will conform to their regulations.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 27, 2005	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel